UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 18, 2019

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 18, 2019, Yandex N.V. (the “Company”) gave notice of a Meeting of Holders of Class A Ordinary Shares and an Extraordinary General Meeting of Shareholders of the Company (the “Meetings”), each to be held on December 20, 2019, for purposes of approving a proposed restructuring of the corporate governance of the Yandex Group (the “Restructuring”) and related matters.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company announcing the proposed Restructuring.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a Shareholder Circular of the Company dated November 18, 2019, describing the Restructuring and giving notice of the Meetings.

Furnished as Exhibit 99.3 to this Report on Form 6-K is the form of Deed of Amendment of Articles of the Company to be proposed for amendment at the Meetings.

Also furnished as Exhibits to this Report on Form 6-K, solely for informational purposes, are additional corporate documents of the Company and its subsidiary in connection with the Restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: November 18, 2019	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and
Chief Operating Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release, dated as of November 18, 2019

99.2	Shareholder Circular, dated as of November 18, 2019

99.3	Form of Amended Articles of the Company

99.4	Form of Nominating Committee Charter of the Company

99.5	Form of Public Interest Committee Charter of the Company

99.6	Form of Corporate Governance Committee Guidelines of the Company

99.7	Form of Corporate Governance Committee Charter of the Company

99.8	Form of Board Rules of the Company

99.9*	Form of Amended Charter of Yandex LLC

99.10*	Form of Charter of International Foundation “Public Interest Foundation”

* Convenience translation from Russian; the Russian version prevails.  A copy of the bilingual version is available at https://ir.yandex/shareholder-meetings.